EXHIBIT NO. 99.07

                                           COMPANY'S FORM 10-K
                                           December 31, 1992

                                           Page 26

        Because of former operations of old Primerica, the Company and certain of its subsidiaries are involved in matters relating to Federal, state or local regulations or laws regulating the discharge of materials into the environment. The most significant of these matters involves the manufacturing facility at the Chemplex site in Clinton, Iowa, which was formerly operated as a joint venture by ACC Chemical Co., a former subsidiary of old Primerica, and Getty Chemical Company. In connection with the 1984 sale of its interest in this venture, old Primerica agreed to indemnify the purchaser for up to 50% of certain liabilities including liabilities relating to environmental matters prior to the date of sale. The Company and other potentially responsible parties have negotiated an agreement with the United States Environmental Protection Agency ("EPA") for remediation of groundwater contamination at the site. A consent decree for groundwater remediation was entered on November 7, 1991. A separate Remedial Investigation and Feasibility Study work plan concerning soil contamination has been prepared and EPA is in the process of selecting its preferred remedy. The majority of the remaining environmental matters relate to manufacturing operations that were sold by old Primerica prior to 1987. For the majority of the environmental sites, liability was assumed by the purchasers of the operations. The Company believes that insurance maintained by or on behalf of the Company, old Primerica or certain affiliates, indemnities in favor of the Company or such subsidiaries and contributions from other potentially responsible parties will be available to mitigate the financial exposure of the Company and its subsidiaries in these matters. The Company is using a variety of approaches to recover from each of these sources, including pursuing litigation where appropriate relating to such matters.